August 19, 2024

Tony Xu Han
Chief Executive Officer
WeRide Inc.
21st Floor, Tower A, Guanzhou Life Science Innovation Center
No. 51, Luoxuan Road, Guangzhou International Biotech Island
Guangzhou 510005
People   s Republic of China

       Re: WeRide Inc.
           Amendment No. 2 to Registration Statement on Form F-1
           Filed August 15, 2024
           File No. 333-281054
Dear Tony Xu Han:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 14, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-1
VIE Consolidation Schedule, page 21

1. We note your response to prior comment 6. Please identify and describe the material terms of the agreement with your mapping service provider and file the agreement as an exhibit to the registration statement or tell us why you believe it is not a material contract.
       Refer to Item 4.B. of Form 20-F and Item 601(b)(10)(ii)(B) of Regulation S-K. Also,
       clarify whether your mapping service provider is associated with Guang Yuji Technology
       Co., Ltd.
Risk Factors
Our business generates and processes a large amount of data..., page 42
 August 19, 2024
Page 2

2. We note your disclosure that user data is stored on the cloud provided by a leading cloud service supplier in China. Please clarify whether non-user data, including mapping data, is stored in China and disclose any material risks relating to regulations regarding the storage and transmission of such data from other jurisdictions to China.

3. We note your response to prior comment 8. Please clarify whether the users' data held by your cloud services provider could result in you or your cloud services provider being subject to a review by the CAC.
Any lack of requisite approvals, licenses or permits..., page 46

4. Your disclosure that in the future you may need to engage a licensed surveying and mapping service provider is inconsistent with your disclosure on page 21, which states that you have already engaged such a provider. Please advise or revise. We may be required to complete filing procedures with the China Securities Regulatory
Commission..., page 69

5. We note your response to prior comment 3. Please clarify if you fail to complete the overseas offering and listing before the expiration of the Filing Notice and are required to update and resubmit the CSRC filing materials whether you will be able to proceed with this offering while the CSCR reconsiders your filing materials. Also, clarify the consequences to the Company if the CSRC considers a material change to be within the scope of the No. 1 Guideline of the Filing Rules and requires a prompt filing of such change.
China's M&A Rules and certain other PRC regulations..., page 70

6. We note your response to prior comment 10. Please disclose whether you have provided any required notice to, and obtained any required approvals from, MOFCOM and the
       NDRC.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Performance, page 105

7. We note your reference to Risk Factors disclosure regarding share-based compensation on page 120. Since share-based compensation expense will have a significant impact on your results of operations immediately after the IPO, the effect of share-based compensation should be prominently disclosed in MD&A under "Key Factors Affecting Our Performance." As of the date of the filing and effectiveness of the registration statement,
       please disclose the value of unrecognized share-based compensation expenses and the period you expect to recognize that expense.
Critical Accounting Estimates
Share-based compensation, page 130

8. We note you issued restricted share units and share options in July 2024. Please update your analysis of stock-based compensation awards granted through the date of the filing and effectiveness of the registration statement. Your analysis should also discuss the exercise price in relation to the fair value of ordinary shares. August 19, 2024
Page 3

9. We note in June 2024 you accelerated the vesting of 125,994,150 restricted share units granted to certain management personnel. Please disclose and explain to us how you accounted for the modification of the vesting terms of the restricted share units.
Regulatory and Market Environment of Autonomous Driving, page 138

10. We note your response to prior comment 18. Please clarify why you conduct testing in the
       U.S. when you state that you do not intend to make the U.S. a market for
the Company   s
       products or services.
Related Party Transactions
Transactions with Guangzhou Yuji, page 214

11. Please disclose the basis on which Guangzhou Yuji Technology Co., Ltd. is a related party. Refer to Item 7.B. of Form 20-F.
Notes to the Consolidated Financial Statements
24. Subsequent events, page F-103

12. We note you issued 12,806,568 ordinary shares to holder of Series D and Series D+
       preferred shares at a par value of US$0.00001, for an aggregate consideration of
       US$128.1. Please tell us the business purpose for the issuances. Also, disclose how you will account for these issuances and advise us.
       Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten at 202-551-3447 or Larry Spirgel at 202-551-3815 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Haiping Li